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Exhibit 12.1

BOISE CASCADE HOLDINGS, L.L.C

Ratio of Earnings to Fixed Charges

	Three months ended March 31, 2005	October 29 (inception) through December 31, 2004
	(thousands, except ratios)
Interest costs	$32,079	$22,182
Interest factor related to noncapitalized leases(a)	663	499

Total fixed charges	$32,742	$22,681

Income before income taxes	$65,378	$25,031
Total fixed charges	32,742	22,681

Total earnings before fixed charges	$98,120	$47,712

Ratio of earnings to fixed charges	3.00	2.10

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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  Exhibit 12.1
BOISE CASCADE HOLDINGS, L.L.C Ratio of Earnings to Fixed Charges